                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                  --------------------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $0.01 PAR VALUE
                  --------------------------------------------
                         (TITLE OF CLASS AND SECURITIES)

                                    913378105
                  --------------------------------------------
                                 (CUSIP NUMBER)

                                     PIN NI
                          WANXIANG AMERICA CORPORATION
                                 88 AIRPORT ROAD
                                 ELGIN, IL 60123
                                 (847) 622-8838

                  --------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   COPIES TO:
              BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLP
                       333 WEST WACKER DRIVE - SUITE 2700
                             CHICAGO, ILLINOIS 60606
                        ATTENTION: ALEXANDER LOURIE, ESQ.
                                 (312) 984-3100

                                 MARCH 25, 2005
                  --------------------------------------------
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)

    IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO
     REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SECTIONS 240.13d-1(e), 240.13d-1(f) OR
                   240.13d-1(g), CHECK THE FOLLOWING BOX. [ ]

    NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND
        FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SECTION
           240.13d-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

                                  SCHEDULE 13D

CUSIP NO.  913378105

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

VENTURE EQUITIES MANAGEMENT, INC.                I.R.S. IDENTIFICATION NO.
                                                       36-4390409
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

ILLINOIS
--------------------------------------------------------------------------------
                                  7.  SOLE VOTING POWER

NUMBER OF                             2,513,357*
SHARES                            ----------------------------------
BENEFICIALLY                      8.  SHARED VOTING POWER
OWNED BY
EACH                                  0
REPORTING                         ----------------------------------
PERSON                            9.  SOLE DISPOSITIVE POWER
WITH
                                      2,513,357*
                                  ----------------------------------
                                  10. SHARED DISPOSITIVE POWER

                                      0
                                  ----------------------------------

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,513,357
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     16.5%**
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

CO
--------------------------------------------------------------------------------

* INCLUDES 2,513,357 SHARES ISSUABLE (SUBJECT TO ADJUSTMENT) TO VENTURE EQUITIES MANAGEMENT, INC. ("VENTURE") UPON CONVERSION OF THE PREFERRED STOCK (AS DEFINED BELOW) THAT VENTURE HAS THE OPTION TO ACQUIRE. FOR ADDITIONAL INFORMATION, PLEASE SEE ITEM 4, ITEM 5, AND ITEM 6 BELOW. THE REPORTING PERSON MAY BE DEEMED TO BENEFICIALLY OWN SUCH SHARES. THE FILING OF THIS SCHEDULE 13D SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SHARES.

** AS OF DECEMBER 24, 2004, THERE WERE 12,748,266 SHARES OF COMMON STOCK OUTSTANDING, AS REPRESENTED BY UNIVERSAL AUTOMOTIVE INDUSTRIES, INC. IN ITS PROXY STATEMENT ON SCHEDULE 14A FILED ON JANUARY 25, 2005.

                                  SCHEDULE 13D

CUSIP NO.  913378105
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

WANXIANG AMERICA CORPORATION             I.R.S. IDENTIFICATION NO.
                                               61-1247430
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
7.   CITIZENSHIP OR PLACE OF ORGANIZATION

KENTUCKY
--------------------------------------------------------------------------------
                                      7.  SOLE VOTING POWER

NUMBER OF                                 2,513,357*
SHARES                                ------------------------------------
BENEFICIALLY                          8.  SHARED VOTING POWER
OWNED BY
EACH                                      0
REPORTING                             ------------------------------------
PERSON                                9.  SOLE DISPOSITIVE POWER
WITH
                                          2,513,357*
                                      ------------------------------------
                                      10. SHARED DISPOSITIVE POWER

                                          0
                                      ------------------------------------

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,513,357
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES [ ]
--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     16.5%**
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

CO
--------------------------------------------------------------------------------

* INCLUDES 2,513,357 SHARES ISSUABLE (SUBJECT TO ADJUSTMENT) TO VENTURE EQUITIES MANAGEMENT, INC. ("VENTURE") UPON CONVERSION OF THE PREFERRED STOCK (AS DEFINED BELOW) THAT VENTURE HAS THE OPTION TO ACQUIRE. FOR ADDITIONAL INFORMATION, PLEASE SEE ITEM 4, ITEM 5, AND ITEM 6 BELOW. THE REPORTING PERSON MAY BE DEEMED TO BENEFICIALLY OWN SUCH SHARES. THE FILING OF THIS SCHEDULE 13D SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SHARES.

** AS OF DECEMBER 24, 2004, THERE WERE 12,748,266 SHARES OF COMMON STOCK OUTSTANDING, AS REPRESENTED BY UNIVERSAL AUTOMOTIVE INDUSTRIES, INC. IN ITS PROXY STATEMENT ON SCHEDULE 14A FILED ON JANUARY 25, 2005.

      SCHEDULE 13D

CUSIP NO. 913378105

1.    NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

WANXIANG GROUP CORPORATION
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

WC
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
8.    CITIZENSHIP OR PLACE OF ORGANIZATION

CHINA
--------------------------------------------------------------------------------
                                      7.  SOLE VOTING POWER

NUMBER OF                                 2,513,357*
SHARES                                ---------------------------------
BENEFICIALLY                          8.  SHARED VOTING POWER
OWNED BY
EACH                                      0
REPORTING                             ---------------------------------
PERSON                                9.  SOLE DISPOSITIVE POWER
WITH
                                              2,513,357*
                                      ---------------------------------
                                      10. SHARED DISPOSITIVE POWER

                                          0
                                      ---------------------------------

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,513,357
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     16.5%**
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

CO
--------------------------------------------------------------------------------

* INCLUDES 2,513,357 SHARES ISSUABLE (SUBJECT TO ADJUSTMENT) TO VENTURE EQUITIES MANAGEMENT, INC. ("VENTURE") UPON CONVERSION OF THE PREFERRED STOCK (AS DEFINED BELOW) THAT VENTURE HAS THE OPTION TO ACQUIRE. FOR ADDITIONAL INFORMATION, PLEASE SEE ITEM 4, ITEM 5, AND ITEM 6 BELOW. THE REPORTING PERSON MAY BE DEEMED TO BENEFICIALLY OWN SUCH SHARES. THE FILING OF THIS SCHEDULE 13D SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SHARES.

** AS OF DECEMBER 24, 2004, THERE WERE 12,748,266 SHARES OF COMMON STOCK OUTSTANDING, AS REPRESENTED BY UNIVERSAL AUTOMOTIVE INDUSTRIES, INC. IN ITS PROXY STATEMENT ON SCHEDULE 14A FILED ON JANUARY 25, 2005.

                                  SCHEDULE 13D

CUSIP NO.  913378105
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MR. ROBERT T. GERAS
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
9.   CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
--------------------------------------------------------------------------------
                                      7.  SOLE VOTING POWER

NUMBER OF                                 2,863,357*
SHARES                                ---------------------------------
BENEFICIALLY                          8.  SHARED VOTING POWER
OWNED BY
EACH                                      0
REPORTING                             ---------------------------------
PERSON                                9.  SOLE DISPOSITIVE POWER
WITH
                                          2,863,357*
                                      ---------------------------------
                                      10. SHARED DISPOSITIVE POWER

                                          0
                                      ---------------------------------

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,863,357
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     18.8%**
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

IN
--------------------------------------------------------------------------------

* INCLUDES 2,513,357 SHARES ISSUABLE (SUBJECT TO ADJUSTMENT) TO LASALLE UAI HOLDINGS, LLC ("LASALLE") UPON CONVERSION OF THE PREFERRED STOCK (AS DEFINED BELOW) THAT LASALLE OWNS. FOR ADDITIONAL INFORMATION, PLEASE SEE
      ITEM 4, ITEM 5, AND ITEM 6 BELOW. THE REPORTING PERSON MAY BE DEEMED TO BENEFICIALLY OWN SUCH SHARES. THE FILING OF THIS SCHEDULE 13D SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SHARES.

** AS OF DECEMBER 24, 2004, THERE WERE 12,748,266 SHARES OF COMMON STOCK OUTSTANDING, AS REPRESENTED BY UNIVERSAL AUTOMOTIVE INDUSTRIES, INC. IN ITS PROXY STATEMENT ON SCHEDULE 14A FILED ON JANUARY 25, 2005.

                                  SCHEDULE 13D

CUSIP NO.  913378105
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LASALLE INVESTMENTS, INC.                 I.R.S. IDENTIFICATION NO.
                                                36-2998888
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
10.  CITIZENSHIP OR PLACE OF ORGANIZATION

ILLINOIS
--------------------------------------------------------------------------------
                                      7.  SOLE VOTING POWER

NUMBER OF                                 2,513,357 *
SHARES                                ----------------------------------
BENEFICIALLY                          8.  SHARED VOTING POWER
OWNED BY
EACH                                      0
REPORTING                             ----------------------------------
PERSON                                9.  SOLE DISPOSITIVE POWER
WITH
                                          2,513,357*
                                      ----------------------------------
                                      10. SHARED DISPOSITIVE POWER

                                          0
                                      ----------------------------------

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,513,357
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     16.5%**
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

CO
--------------------------------------------------------------------------------

* INCLUDES 2,513,357 SHARES ISSUABLE (SUBJECT TO ADJUSTMENT) TO LASALLE UAI HOLDINGS, LLC ("LASALLE") UPON CONVERSION OF THE PREFERRED STOCK (AS DEFINED BELOW) THAT LASALLE OWNS. FOR ADDITIONAL INFORMATION, PLEASE SEE
      ITEM 4, ITEM 5, AND ITEM 6 BELOW. THE REPORTING PERSON MAY BE DEEMED TO BENEFICIALLY OWN SUCH SHARES. THE FILING OF THIS SCHEDULE 13D SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SHARES.

** AS OF DECEMBER 24, 2004, THERE WERE 12,748,266 SHARES OF COMMON STOCK OUTSTANDING, AS REPRESENTED BY UNIVERSAL AUTOMOTIVE INDUSTRIES, INC. IN ITS PROXY STATEMENT ON SCHEDULE 14A FILED ON JANUARY 25, 2005.

                                  SCHEDULE 13D

CUSIP NO.  913378105
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LASALLE UAI HOLDINGS, LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)   [ ]
(b)   [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

--------------------------------------------------------------------------------
11.   CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
--------------------------------------------------------------------------------
                                      7.  SOLE VOTING POWER

NUMBER OF                                 2,513,357 *
SHARES                                ---------------------------------
BENEFICIALLY                          8.  SHARED VOTING POWER
OWNED BY
EACH                                      0
REPORTING                             ---------------------------------
PERSON                                9.  SOLE DISPOSITIVE POWER
WITH
                                          2,513,357 *
                                      ---------------------------------
                                      10. SHARED DISPOSITIVE POWER

                                          0
                                      ---------------------------------
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,513,357
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES  [ ]

--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      16.5%**
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

OO
--------------------------------------------------------------------------------

* INCLUDES 2,513,357 SHARES ISSUABLE (SUBJECT TO ADJUSTMENT) TO LASALLE UAI HOLDINGS, LLC ("LASALLE") UPON CONVERSION OF THE PREFERRED STOCK (AS DEFINED BELOW) THAT LASALLE OWNS. FOR ADDITIONAL INFORMATION, PLEASE SEE
      ITEM 4, ITEM 5, AND ITEM 6 BELOW. THE REPORTING PERSON MAY BE DEEMED TO BENEFICIALLY OWN SUCH SHARES. THE FILING OF THIS SCHEDULE 13D SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SHARES.

** AS OF DECEMBER 24, 2004, THERE WERE 12,748,266 SHARES OF COMMON STOCK OUTSTANDING, AS REPRESENTED BY UNIVERSAL AUTOMOTIVE INDUSTRIES, INC. IN ITS PROXY STATEMENT ON SCHEDULE 14A FILED ON JANUARY 25, 2005.

      The summary descriptions contained in this statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits herein and incorporated herein by reference.

      This Amendment No. 2, dated March 31, 2005, to Schedule 13D (this "Amendment") is filed on behalf of Wanxiang Group Corporation, a Chinese corporation ("Wanxiang Group"); (ii) Wanxiang America Corporation, a Kentucky corporation and a wholly-owned subsidiary of Wanxiang Group ("Wanxiang America"); (iii) Venture Equities Management, Inc., an Illinois corporation and a wholly-owned subsidiary of Wanxiang America ("Venture"); (iv) Mr. Robert Geras, a citizen of the United States; (v) LaSalle Investments Inc., an Illinois corporation ("LaSalle Investments"), which is wholly-owned by Mr. Geras; and
(vi) LaSalle UAI Holdings, LLC, a Delaware limited liability company ("LaSalle"), which is owned 90% by LaSalle Investments and 10% by an affiliate of Venture, Wanxiang America and Wanxiang Group, and amends Schedule 13D filed on behalf of Wanxiang Group, Wanxiang America and Venture on September 6, 2001 and amended by Amendment No. 1 to Schedule 13D filed September 25, 2002 (as amended the "Schedule 13D"), with respect to the common stock, par value $0.01 per share ("Common Stock"), of Universal Automotive Industries, Inc., a Delaware corporation ("Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

      Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

      (a) This Schedule 13D is being filed by: (i) Wanxiang Group Corporation, a Chinese corporation ("Wanxiang Group"); (ii) Wanxiang America Corporation, a Kentucky corporation and a wholly-owned subsidiary of Wanxiang Group ("Wanxiang America"); (iii) Venture Equities Management, Inc., an Illinois corporation and a wholly-owned subsidiary of Wanxiang America ("Venture"); (iv) Mr. Geras, a citizen of the United States; (v) LaSalle Investments Inc., an Illinois corporation ("LaSalle Investments"), which is wholly-owned by Mr. Geras; and
(vi) LaSalle UAI Holdings, LLC, a Delaware limited liability company ("LaSalle"), which is owned 90% by LaSalle Investments and 10% by an affiliate of Venture, Wanxiang America and Wanxiang Group. Wanxiang Group, Wanxiang America, Venture, Mr. Geras, LaSalle Investments and LaSalle are sometimes collectively referred to herein as the "Reporting Persons."

      Annex A hereto sets forth, with respect to each executive officer and director of Venture, Wanxiang America, Wanxiang Group and LaSalle Investments, the following information: (i) name; (ii) residence or business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship. LaSalle Investments is the manager of LaSalle.

      Venture is the direct beneficial owner of the shares of Common Stock with respect to which this Schedule 13D is being filed on behalf of Venture, Wanxiang Group and Wanxiang America. Wanxiang Group and Wanxiang America's beneficial ownership are indirect and solely as a result of their ownership of Venture. The answers in response to Item 5 by Wanxiang Group and Wanxiang America are based on the direct beneficial ownership of the Common Stock by Venture and the relationship of Wanxiang Group and Wanxiang America to Venture.

      LaSalle is the direct beneficial owner of the shares of Common Stock with respect to which this Schedule 13D is being filed on behalf of LaSalle, LaSalle Investments and Geras. LaSalle Investments and Geras' beneficial ownership are indirect and solely as a result of their ownership of LaSalle. The answers in response to Item 5 by LaSalle Investments and Geras are based on the direct beneficial ownership of the Common Stock by LaSalle and the relationship of LaSalle Investments and Geras to

LaSalle. An affiliate of Venture, Wanxiang Group and Wanxiang America holds a 10% equity interest in LaSalle.

      (b) The address of the principal office and principal business of Wanxiang Group is Xiaoshan District, Hangzhou, Zhejiang, 311215, P.R. China. The address of the principal office and principal business of both Venture and Wanxiang Group is 88 Airport Road, Elgin, IL 60123.

      The address of the principal office and principal business of LaSalle and LaSalle Investments and Mr. Geras' address is 55 E. Erie, #2905, Chicago, IL 60611.

      (c) The principal business of Wanxiang Group and Wanxiang America is the manufacturing and supply of automotive and industrial parts and services. The principal business of Venture consists of the acquisition, ownership and disposition of investment assets.

      The principal business of each of LaSalle and LaSalle Investments consists of the acquisition, ownership and disposition of investment assets. The principal occupation of Mr. Geras is President of LaSalle Investments.

      (d) During the past five years, none of the Reporting Persons, nor, to the best knowledge and belief of the Reporting Persons, any of their respective officers or directors listed on Annex A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, none of the Reporting Persons, nor, to the best knowledge and belief of the Reporting Persons, any of their respective officers or directors listed on Annex A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

      On August 28, 2001, Issuer completed a private sale of 201,438 shares of its Series A Preferred Stock, par value $0.01 per share ("Preferred Stock"), to Venture pursuant to the terms and conditions of a Purchase Agreement dated as of August 28, 2001 ("Purchase Agreement"), by and between Issuer and Venture, a copy of which is attached hereto as Exhibit B. Venture purchased the Preferred Stock for $13.90 per share, for total consideration of $2,799,988.20. Pursuant to a Certificate of Designation of the Rights, Privileges, and Restrictions of Series A Preferred Stock of Universal Automotive Industries, Inc. ("Certificate of Designation") filed by Issuer with the Secretary of State of the State of Delaware on August 27, 2001 and attached hereto as Exhibit C, the Preferred Stock was initially convertible into Common Stock at a conversion rate of 10 shares of Common Stock for each share of Preferred Stock. The conversion rate may be adjusted upon the occurrence of certain events, including if Issuer issues Common Stock below a specified price, as set forth in the Certificate of Designation.

   In connection with the Purchase Agreement, Issuer issued three separate warrants to Venture. The first two warrants expired on August 28, 2002. On September 19, 2002, Issuer issued two new warrants to Venture. Each of these replacement warrants expired on August 28, 2003.

   On August 28, 2001, Issuer issued the Default Warrant attached hereto as Exhibit F (the "Default Warrant"). Under the Default Warrant, Issuer granted Venture the right to purchase up to 2,500,000 shares of Common Stock at a purchase price per share equal to the greater of: (i) one hundred fifty percent of Net Equity (as defined in the Default Warrant) of Issuer, divided by the outstanding number of shares (on an "as converted" basis) of Common Stock and Preferred Stock on the date of exercise; and (ii) six hundred percent of EBITDA (as defined in the Default Warrant) of Issuer, divided by the outstanding number of shares (on an "as converted" basis) of Common Stock and Preferred Stock on the date of exercise. The Default Warrant is only exercisable by Venture upon the occurrence of an Event of Default (as defined in the Default Warrant) and the provision by Venture of a notice of such default. From time to time, circumstances exist such that Venture would have the right to exercise its purchase rights under the Default Warrant subject to the provision of a notice of an Event of Default and the expiration of any applicable cure period. Under the Default Warrant, the number of shares subject to the Default Warrant is subject to adjustment upon the occurrence of certain events, including stock splits, as set forth in the Warrants.

   The source of funds for any purchases made under the Purchase Agreement was the working capital of Venture, Wanxiang America and Wanxiang Group. It is the present intention of Venture, Wanxiang America and Wanxiang Group to make any purchases under the Default Warrant from the working capital of Venture, Wanxiang America and Wanxiang Group.

      On March 25, 2005, Venture sold the Preferred Stock to LaSalle pursuant to a Stock Purchase Agreement ("Stock Purchase Agreement"), by and between Venture and LaSalle. LaSalle purchased the Preferred Stock for consideration in an amount equal to 70% percent of the market value of the Preferred Stock (the "Closing Price"), calculated based upon the assumption that all of the Preferred Stock had been converted to 2,513,357 shares of underlying Common Stock, then multiplying that number of shares of underlying Common Stock by the "average market value" per share of Common Stock. Pursuant to the Stock Purchase Agreement, the "average market value" of the Common Stock was defined as the average of the official close price of a share of the Common Stock on the NASDAQ Small Cap Market for the sixty (60) consecutive trading days beginning on the first trading day after March 25, 2005. The purchase price was paid by LaSalle by a promissory note in the initial principal amount of $527,804.97, which amount will be adjusted when the Closing Price is finally determined (as amended from time to time, the "Note").

ITEM 4. PURPOSE OF TRANSACTION.

      Item 4 is hereby amended by deleting the last three paragraphs of Item 4 and replacing them as follows:

      LaSalle acquired the Preferred Stock with the intent of earning a profit with respect to such Preferred Stock, either upon the exercise of Venture's call right (as described in Item 6 below) or, in the alternative, through disposition(s) in the open market, subject to any restrictions under applicable law or contractual restrictions (as described below in Item 6).

      In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

      Except as set forth in this Item 4 (including the matters described in Item 6 below that are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D of the Securities Exchange Act of 1934, as amended ("1934 Act").

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is hereby amended by deleting the chart contained therein and the corresponding footnotes and replacing them as follows:

      The aggregate number of shares of Common Stock owned beneficially by each person listed in Item 2 hereof is as follows:

                                            Sole Voting Power           Sole Dispositive Power
          Name                              Shares         % (1)         Shares           % (1)
          ----                              ------         -----         ------           -----
Wanxiang Group Corporation                2,513,357  (2)   16.5%       2,513,357  (2)     16.5%
Wanxiang America Corporation              2,513,357  (2)   16.5%       2,513,357  (2)     16.5%
Venture Equities Management, Inc.         2,513,357  (2)   16.5%       2,513,357  (2)     16.5%
LaSalle UAI Holdings, LLC                 2,513,357  (3)   16.5%       2,513,357  (3)     16.5%
LaSalle Investments, Inc.                 2,513,357  (3)   16.5%       2,513,357  (3)     16.5%
Robert Geras                              2,863,357  (4)   18.8%       2,863,357  (4)     18.8%

(1) Based upon 12,748,266 shares of Common Stock outstanding, as represented by Universal Automotive Industries, Inc. in its proxy statement on Schedule 14A filed on January 25, 2005.

(2) Includes 2,513,357 shares issuable (subject to adjustment) to Venture upon conversion of the Preferred Stock that Venture has the option to acquire. The filing of this Schedule 13D shall not be deemed an admission that the reporting person is the beneficial owner of such shares.

(3) Includes 2,513,357 shares issuable (subject to adjustment) to LaSalle upon conversion of the Preferred Stock that LaSalle owns. The filing of this
    Schedule 13D shall not be deemed an admission that the reporting person is the beneficial owner of such shares.

(4) Includes 2,513,357 shares issuable (subject to adjustment) to LaSalle upon conversion of the Preferred Stock that LaSalle owns. The filing of this
    Schedule 13D shall not be deemed an admission that the reporting person is the beneficial owner of such shares.

      Item 5 is hereby further amended by deleting the last paragraph in Item 5 and replacing it with the following:

      Pursuant to the Stock Purchase Agreement, in the event that (i) LaSalle receives any distributions in money or in-kind from Issuer with respect to the Preferred Stock and (ii) the call option and the put option (each as described in Item 6) have not been exercised, then LaSalle shall deliver such distribution to Venture and shall take actions to grant a security interest in such distribution to Venture. In the event of a transfer of the Preferred Stock pursuant to an exercise of the call option or the put option, such distributions will be conveyed to Venture as part of the reconveyance of the Preferred Stock to Venture.

      Except as provided above, no other person is known by any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock obtainable by LaSalle or Venture, as applicable, upon conversion of the Preferred Stock or exercise of any of the Warrants.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 is hereby amended by adding the following paragraphs before the third to last paragraph of Item 6.

      Pursuant to the Stock Purchase Agreement, LaSalle was granted a put option pursuant to which LaSalle has the right to require that Venture purchase the Preferred Stock from LaSalle at a purchase price equal to the original principal amount of the Note (as amended, if applicable) plus any previously paid or accrued interest on the Note. This put option may be exercised until March 25, 2007. In addition, pursuant to the Stock Purchase Agreement, Venture was granted a call option pursuant to which Venture has the right to require that LaSalle sell the Preferred Stock to Venture at a purchase price equal to the original principal amount of the Note (as amended, if applicable) plus any previously paid or accrued interest on the Note, plus an additional fee equal to the lesser of: (a) an in-kind distribution of 5% of the Preferred Stock and shares of underlying Common Stock, if any, that are transferred to Venture as a result of the exercise of the call option; or (b) an in-kind distribution of that number of shares of the Preferred Stock and shares of underlying Common Stock having an aggregate average market value of $40,000.00. This call option may be exercised until March 25, 2007.

      In addition, pursuant to the Stock Purchase Agreement, LaSalle generally may not cause or vote the Preferred Stock or the underlying Common Stock to permit Issuer to sell or issue any additional shares of Issuer. Further, until the Note is paid in full, LaSalle generally may not vote the Preferred Stock or the underlying Common Stock to permit Issuer to dispose of any of the tangible or intangible assets of Issuer except for transactions in the ordinary course of business or isolated transactions of property no necessary for the operations of the business of Issuer.

      Pursuant to the Stock Purchase Agreement, in the event that (i) LaSalle receives any distributions in money or in-kind from the Issuer with respect to the Preferred Stock and (ii) the call option and the put option (each as described above) have not been exercised, then LaSalle shall deliver such distribution to Venture and shall take actions to grant a security interest in such distribution to Venture. In the event of a transfer of the Preferred Stock to Venture pursuant to an exercise of the call option or the put option, such distributions will be conveyed to Venture as part of the reconveyance of the Preferred Stock to Venture.

      Pursuant to a Stock Pledge and Security Agreement dated as of March 25, 2005 (the Pledge Agreement"), between LaSalle and Venture, LaSalle granted a security interest in the Preferred Stock and the underlying Common Stock to Venture to secure payment of the Note and the LaSalle's other obligations under the Stock Purchase Agreement. The Pledge Agreement also prohibits LaSalle from selling, assigning, exchanging, pledging or otherwise transferring or granting any option or other right to purchase the Preferred Stock or the underlying Common Stock. In addition, pursuant to the Pledge Agreement, LaSalle agreed that it would not convert the Preferred Stock to the underlying Common Stock without the prior written consent of Venture.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 is hereby amended by deleting Exhibit A and the corresponding agreement and inserting the following Exhibit A and the corresponding agreement:

Exhibit A    Joint Filing Agreement dated as of March 31, 2005 by and among
             Venture Equities Management, Inc., Wanxiang America Corporation,
             Wanxiang Group Corporation, LaSalle UAI Holdings, LLC, LaSalle
             Investments, Inc. and Robert Geras.

      Item 7 is hereby amended by deleting Exhibit D and Exhibit E and the corresponding agreements and inserting the following Exhibit D and Exhibit E and the corresponding agreements:

Exhibit D    Stock Purchase Agreement dated as of March 25, 2005 by and between
             Venture Equities Management, Inc. and LaSalle UAI Holdings, LLC.

Exhibit E    Stock Pledge and Security Agreement dated as of March 25, 2005 by and between Venture Equities Management, Inc. and LaSalle UAI
             Holdings, LLC.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2005

WANXIANG GROUP CORPORATION

By: /s/ Wei Ding
    ----------------------------------
    By: Wei Ding
    Title: President

WANXIANG AMERICA CORPORATION

By: /s/ Pin Ni
    ----------------------------------
    By: Pin Ni
    Title: President

VENTURE EQUITIES MANAGEMENT, INC.

By: /s/ Zemin Xu
    ----------------------------------
    By: Zemin Xu
    Title: Vice President

ROBERT GERAS

  /s/ Robert Geras
--------------------------------------

LASALLE INVESTMENTS, INC.

By: /s/ Robert Geras
    ----------------------------------
    By: Robert Geras
    Title: President

LASALLE UAI HOLDINGS, LLC

By: LaSalle Investments, Inc., its manager

    By: /s/ Robert Geras
        ----------------------------------
        By: Robert Geras
        Title: President

                                                                         ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the members of the boards of directors and Executive Officers of Wanxiang Group, Wanxiang America, and Venture and their present principal occupations are set forth below. Unless otherwise indicated, each individual is a citizen of the Peoples Republic of China and the business address of each person is the address of the respective company with which such person is associated.

1.    WANXIANG GROUP CORPORATION
      Xiaoshan District
      Hangzhou, Zhejiang, 311215
      P.R. China

NAME AND POSITION HELD                    PRINCIPAL OCCUPATIONS

Lu Guanqiu
- Director                                Chairman of Wanxiang Group
- Chairman

Wei Ding                                  President of Wanxiang Group
- Director

Guan Dayuan                               Director of Wanxiang Group
- Director

Mo Fei                                    Director of Wanxiang Group
- Director

Shen Changshou                            Director of Wanxiang Group
- Director

Gu Fuxiang                                Director of Wanxiang Group
- Director

Xu Zhangrui                               Director of Wanxiang Group
- Director

Shen Huachuan                             Director of Wanxiang Group
- Director

Zhang Guoqing                             Director of Wanxiang Group
- Director

Xu Lianfa                                 Director of Wanxiang Group
- Director

Shen Agen                                 Director of Wanxiang Group
- Director

Zhou Jiangqun                             Director of Wanxiang Group
- Director

Fu Laizhen                                Director of Wanxiang Group
- Director

Shen Renquan                              Director of Wanxiang Group
- Director

Pan Wenbiao                               Director of Wanxiang Group
- Director

Hang Youhong                              Director of Wanxiang Group
- Director

Mo Xiaoping                               Director of Wanxiang Group
- Director

Fu Zhifang                                Director of Wanxiang Group
- Director

Shen Zhengxiang                           Director of Wanxiang Group
- Director

Xu Boshui                                 Director of Wanxiang Group
- Director

2.    WANXIANG AMERICA CORPORATION
      88 Airport Road, Elgin, IL 60123

NAME AND POSITION HELD                    PRINCIPAL OCCUPATIONS

Lu Quanqiu                                Chairman of Wanxiang Group
- Director
- Chairman

Pin Ni                                    President of Wanxiang America
- Director
- President

Lu Weidi                                  Vice President of Wanxiang America
- Director
- Vice President

Gary Wetzel                               CFO and COO of Wanxiang America
- COO/CFO

3.    VENTURE EQUITIES MANAGEMENT, INC.
      88 Airport Road, Elgin, IL 60123

NAME AND POSITION HELD                    PRINCIPAL OCCUPATIONS

Pin Ni                                    President of Wanxiang America
- Director, President

Gary Wetzel                               CFO and COO of Wanxiang America
- Director
- Executive Vice President
- United States citizen

Zemin Xu                                  Project Manager of Wanxiang America
- Director
- Vice President

Feng Dong                                 Project Manager of Wanxiang America
- Vice President

The names of the members of the boards of directors and executive officers of LaSalle Investments and their present principal occupations are set forth below. Unless otherwise indicated, each individual is a citizen of the United States and the business address of each person is 55 E. Erie, #2905, Chicago, IL 60611.

NAME AND POSITION HELD                    PRINCIPAL OCCUPATIONS

Robert Geras                              President of LaSalle Investments
- Director
- President

Dawn Geras                                Secretary of LaSalle Investments
- Secretary